50 3/16/04

04004878

SECURITIE[S AND EXCHANGE COMMI]SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

490 Wheeler Rd Suite 106
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Gardini 631-851-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Wilson CPA
(Name – *if individual, state last, first, middle name*)

23 Grand Ave (Address) Farmingdale (City) NY (State) 11735 (Zip Code)

SEC RECEIVED MAR 01 2004 WASH. D.C. 181

PROCESSED MAR 25 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M Gaudini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners LLC, as of Feb 25, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Signature

CEO

Title

Notary Public

DEIRDRE GALLAGHER NOTARY PUBLIC STATE OF NEW YORK SUFFOLK COUNTY No. 01GA6048742 EXP. OCT 2, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS LLC

FINANCIAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2003

AMERICAN CAPITAL PARTNERS LLC

REPORT INDEX

DECEMBER 31, 2003

ROBERT J. WILSON, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER AND DIRECTORS OF AMERICAN CAPITAL PARTNERS LLC

We have audited the accompanying statement of financial condition of American Capital Partners LLC as of December 31, 2003 and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Capital Partners LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Robert J. Wilson

Farmingdale, NY
February 16, 2004

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	452,513
Commissions receivable – clearing broker		1,351,516
Deposit with clearing broker		75,000
Prepaid expenses		126,409
Other		3,097
TOTAL ASSETS	**$**	**2,008,535**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Overdraft – Checking account	$	62,337
Accounts payable and accrued expenses	$	23,713
Commissions payable	$	732,843
Payroll taxes payable	$	318,489
TOTAL CURRENT LIABILITIES	**$**	**1,137,382**
MEMBER'S EQUITY		**871,153**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**2,008,535**

See the accompanying Notes to the Financial Statements.

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	**$**	**16,924,371**
EXPENSES:		
Commissions	$	11,599,009
Clearance charges		537,281
Compensation, Partners' bonuses and payroll taxes	$	350,062
Management expense	$	575,000
Regulatory fees	$	149,077
Other brokerage charges		116,281
Arbitration Awards / Costs	$	114,439
Insurance		45,585
Other		42,880
Total Expenses	**$**	**13,529,614**
NET PROFIT	**$**	**3,394,757**

See the accompanying Notes to the Financial Statements

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Member's Equity, January 1, 2003	$	356,396
Contributions		- 0 -
Member's draw		(2,880,000)
Net Profit		3,394,757
Member's Equity, December 31, 2003	**$**	**871,153**

See the accompanying Notes to the Financial Statements.

AMERICAN CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	3,394,757
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Commissions receivable	$	(825,773)
Prepaid expense		(85,820)
Other assets		7,513
Increase in:		
Accounts payable, accrued expenses and overdraft - checking account	$	41,260
Commissions payable		482,401
Payroll taxes payable		211,810
Total adjustments	$	(168,609)
Net cash provided by operating activities	$	3,226,148
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions	$	- 0 -
Member draw		(2,880,000)
Net cash used in financing activities	$	(2,880,000)
NET INCREASE IN CASH	**$**	**346,148**
CASH:		
Beginning of year	$	106,365
End of year	$	452,513

See the accompanying Notes to the Financial Statements.

AMERICAN CAPITAL PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

American Capital Partners LLC (the "Company") was organized in New York on December 21, 2001 as a limited liability company under Section 203 of the Limited Liability Company law. The Company is wholly owned by Century Management LLC ("Parent"). American Capital Partners LLC commenced business operations on August 6, 2002.

Principal Business Activity:

The Company was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States. The Company receives commissions from the sales of its products from its clearing broker. The Company is registered with the Securities & Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a disregarded entity for tax purposes; accordingly, the income of the Company is taxed to the member.

AMERICAN CAPITAL PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS (Cont'd)

Revenue and Expense Recognition:

Commission income and related expense are recorded on an accrual basis as the transactions occur.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2003, the Company had net capital of $ 743,486, which was $ 667,815 in excess of its required minimum net capital of $ 75,671. The Company's ratio of aggregate indebtedness to net capital was 1.53 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company has entered into a management agreement and an expense agreement with the Parent.
The Company is responsible for payment of commissions, clearing charges and regulatory fees. The Parent is responsible for salaries, rent and operating expenses.

During the year the Company had the following open transactions with its parent company and other related parties as of December 31, 2003:

Included in other assets is $500 receivable from Affiliate.

ROBERT J. WILSON, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT AUDITOR'S REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBER AND DIRECTORS OF AMERICAN CAPITAL PARTNERS LLC

We have audited the accompanying financial statements of American Capital Partners LLC as of and for the year ended December 31, 2003 and have issued our report thereon dated February 16, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 16, 2004

AMERICAN CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2003

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	871,153
NONALLOWABLE ASSETS	$	127,118
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	$	744,035
HAIRCUTS ON SECURITIES	$	549
NET CAPITAL	$	743,486
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,135,071 OR $5,000 WHICHEVER IS GREATER	$	75,671
EXCESS NET CAPITAL	$	667,815
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM x-17a-5 AS OF DECEMBER 31, 2003)		
NET CAPITAL, AS REPORTED IN COMPANY'S PART IIA UNAUDITED FOCUS REPORT	$	743,486
DIFFERENCE DUE TO AUDIT ADJUSTMENTS	$	- 0 -
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$	743,486
TOTAL AGGREGATE INDEBTEDNESS	$	1,135,071
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	1.53 to 1

See Independent Auditors' Report on Supplementary Information

ROBERT J. WILSON, CPA
23 Grand Avenue
Farmingdale, NY 11735

INDEPENDENT ACCOUNTANTS' REPORT OF INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of American Capital Partners LLC

In planning and performing our audit of the financial statements and supplementary information of American Capital Partners LLC (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert J. Wilson

New York, NY
February 16, 2004